Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Airgain Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

00938A104

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00938A104	Schedule 13G	Page 1 of 10

1	Names of Reporting Persons GEN3 Capital I, LP
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,043,464
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,043,464

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,464
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.5%
12	Type of Reporting Person PN

CUSIP No. 00938A104	Schedule 13G	Page 2 of 10

1	Names of Reporting Persons Gen 3 Partners, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 9,928
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 9,928

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,928
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person CO

CUSIP No. 00938A104	Schedule 13G	Page 3 of 10

1	Names of Reporting Persons GEN3 Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 1,043,464
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 1,043,464

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,043,464
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 10.5%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 00938A104	Schedule 13G	Page 4 of 10

1	Names of Reporting Persons James K. Sims
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 386,099
	6	Shared Voting Power 1,053,392
	7	Sole Dispositive Power 386,099
	8	Shared Dispositive Power 1,053,392

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,439,491
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.3%
12	Type of Reporting Person IN

CUSIP No. 00938A104	Schedule 13G	Page 5 of 10

1	Names of Reporting Persons Arthur M. Toscanini
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 141,766
	6	Shared Voting Power 9,928
	7	Sole Dispositive Power 141,766
	8	Shared Dispositive Power 9,928

9	Aggregate Amount Beneficially Owned by Each Reporting Person 151,694
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 1.5%
12	Type of Reporting Person IN

CUSIP No. 00938A104	Schedule 13G	Page 6 of 10

ITEM 1.	(a) Name of Issuer:

Airgain, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3611 Valley Centre Drive,

Suite 150

San Diego, CA 92130

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

GEN3 Capital I, LP (“GEN3 Capital”)

Gen 3 Partners, Inc. (“Gen 3 Partners”)

GEN3 Capital Partners, LLC (“GEN3 LLC”)

James K. Sims

Arthur M. Toscanini

(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o Airgain, Inc. 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130.

(c)	Citizenship of each Reporting Person is:

Each of GEN3 Capital, Gen 3 Partners and GEN3 LLC is organized under the laws of Delaware. Messrs. Sims and Toscanini are citizens of the United States.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

(e)	CUSIP Number:

00938A104

ITEM 3.

Not applicable.

CUSIP No. 00938A104	Schedule 13G	Page 7 of 10

ITEM 4.	Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of December 31, 2018, based upon 9,914,711 shares of Common Stock outstanding as of November 7, 2018.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
GEN3 Capital I, LP	1,043,464	10.5%	0	1,043,464	0	1,043,464
Gen 3 Partners, Inc.	9,928	0.1%	0	9,928	0	9,928
GEN 3 Capital Partners, LLC	1,043,464	10.5%	0	1,043,464	0	1,043,464
James K. Sims	1,439,491	14.3%	386,099	1,053,392	386,099	1,053,392
Arthur M. Toscanini	151,694	1.5%	141,766	9,928	141,766	9,928

GEN3 Capital and Gen 3 Partners are the record holders of 1,043,464 and 9,928 shares of Common Stock, respectively.

GEN3 LLC is the general partner of GEN3 Capital, and Mr. Sims is the Managing Member of GEN3 LLC. As a result, each of GEN3 LLC and Mr. Sims may be deemed to share beneficial ownership of the shares held of record by GEN3 Capital. Gen 3 Partners is managed by a board of directors composed of Mr. Sims, Mr. Toscanini and Michael Treacy, each of whom may be deemed to share beneficial ownership of the shares held of record by Gen 3 Partners. Each director disclaims beneficial ownership of such shares.

Mr. Sims is the sole beneficial owner of 386,099 shares of Common Stock, which includes 161,505 shares of Common Stock that Mr. Sims has the right to acquire within 60 days of December 31, 2018 pursuant to the exercise of stock options.

Mr. Toscanini is the sole beneficial owner of 141,766 shares of Common Stock, which includes 70,179 shares of Common Stock that Mr. Toscanini has the right to acquire within 60 days of December 31, 2018 pursuant to the exercise of stock options.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 00938A104	Schedule 13G	Page 8 of 10

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 00938A104	Schedule 13G	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019

GEN3 CAPITAL I, LP
By: GEN3 Capital Partners, LLC

By:	/s/ Haydar Diab
Name: Haydar Diab Title: Vice President

GEN 3 PARTNERS, INC.

By:	/s/ Haydar Diab
Name: Haydar Diab Title: Vice President

GEN3 CAPITAL PARTNERS, LLC

By:	/s/ Haydar Diab
Name: Haydar Diab Title: Vice President

/s/ James K. Sims

/s/ Arthur M. Toscanini

CUSIP No. 00938A104	Schedule 13G	Page 10 of 10

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons on February 10, 2017).